13010622

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-67457

3/5 KY

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tradewire Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2525 Ponce De Leon Blvd, Suite 300
(No. and Street)

Coral Gables (City) — Florida (State) — 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Luiz Ulrich — 305-450-9800 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive (Address) — Miami (City) — Florida (State) — 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

Tradewire Securities LLC

Statement of Financial Condition

December 31, 2012

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

Tradewire Securities LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Tradewire Securities LLC as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis-of-matter

As discussed in Note 1 to the financial statements, during 2012, the Company consummated sale of its instituitional and retail brokerage customer accounts and anticipates liquidation following completion of remaining business activities.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Tradewire Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Kaufman, Rossin & Co.

Miami, Florida
February 28, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

TRADEWIRE SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
CASH AND CASH EQUIVALENTS	$	434,193
RECEIVABLE FROM BROKER (NOTE 4)		56,737
DEPOSIT AT BROKER (NOTE 4)		800,000
SECURITIES OWNED, at fair value (Note 4)		20,305
ACCOUNTS RECEIVABLE, net of allowance for doubtful accounts of $53,591		635,594
OTHER ASSETS		77,973
	$	2,024,802
LIABILITIES AND MEMBER'S EQUITY		
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES	$	732,852
SUBORDINATED LOAN (NOTE 5)		1,200,000
CONTINGENCIES (NOTE 8)		
MEMBER'S EQUITY		91,950
	$	2,024,802

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Tradewire Securities LLC (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association ("NFA"). The Company buys and sells securities on a riskless basis with customers and other dealers, earning a spread. The Company also acts in an agency capacity, buying and selling securities for its customers primarily residing in Latin America and charging a commission. The Company is a wholly owned subsidiary of Tradewire Group Ltd. (the "Parent"). During 2012, the Company consummated a sale of its institutional and retail brokerage customer accounts to third parties and subsequent to December 31, 2012 filed a request with FINRA to withdraw its broker-dealer registration. The continuing activities of the Company principally relate to the orderly completion of withdrawal from registration, in-process FINRA examination matters, disposition of obligations under the Company's clearing broker arrangement and receipt of the contingent consideration from the sale, if any. Upon ultimate completion, management intends to liquidate the Company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Interest income is recorded on an accrual basis.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Accounts Receivable

Accounts receivable are uncollateralized customer obligations due under normal trade terms. The carrying amount of accounts receivable may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all accounts receivable balances and based on assessment of current credit worthiness, estimates the portion, if any, of the balance that will not be collected. Receivables are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. At December 31, 2012, receivables from three customers accounted for approximately 92% of total accounts receivable.

Valuation of Investments in Securities Fair Value

Fair value is defined as the price that the Company would receive to sell an investment or pay to transfer a liability in a timely transaction with an independent counter-party in the principal market or in the absence of a principal market, the most advantageous market for the investment or liability. A three-tier hierarchy distinguishes between (1) inputs that reflect the assumptions market participants would use in pricing an asset or liability developed based on market data obtained from sources independent of the reporting entity (observable inputs) and (2) inputs that reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing an asset or liability developed based on the best information available in the circumstances (unobservable inputs); and establishes a classification of fair value measurements for disclosure purposes. Various inputs are used in determining the value of the Company's investments.

The inputs are summarized in the three broad levels listed below.

Level 1 - quoted prices in active markets for identical investments

Level 2 - other significant observable inputs (including quoted prices for similar investments, interest rates, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

Corporate Bonds. The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are typically categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Valuation of Investments in Securities Fair Value (Continued)

At December 31, 2012, securities owned as reflected in the accompanying statement of financial condition consists of a corporate bond that is categorized as Level 2.

Advertising

The Company expenses advertising costs as they are incurred.

Income Taxes

The Company, a single member LLC, has elected to be taxed as a corporation and accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since 2009 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $250,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2012, the Company's Net Capital was $571,867 which exceeded the requirements by $321,867. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.28 to 1 at December 31, 2012.

NOTE 3. TRANSFER AND ASSIGNMENT AGREEMENTS

On December 12, 2012, the Company along with its Parent finalized an agreement with an unrelated broker-dealer ("Purchaser") to transfer the Company's institutional brokerage accounts to the Purchaser. Additionally, as part of the transaction, the Purchaser hired more than 20 of the Company's professional staff. The consideration to be received is based upon future earnings, as defined in the agreement, with respect to the institutional account business and is due on the followings dates: the first anniversary of the transfer date, with respect to the first year of operation of the institutional account business; the second anniversary of the transfer date, with respect to the second year of operation of the institutional account business; the third anniversary of the transfer date, with respect to the third year of operation of the institutional account business; and six months after third anniversary of the transfer date, with respect to the first six months of the fourth year of operation of the institutional account business. Due to contingent nature of this transaction, no revenue associated with this transaction has been recorded in the Company's financial statements for the year ended December 31, 2012.

On October 5, 2012, the Company entered into an agreement with an unrelated broker-dealer ("Assignee") to transfer and assign the Company's retail brokerage accounts to the Assignee for $150,000. Additionally, as part of the transaction, the Assignee hired professional staff from the Company.

The actual transfer of the institutional and retail brokerage accounts discussed in the above agreements occurred prior to December 31, 2012.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are primarily provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. The underlying agreement expires in October 2014 and provides for early termination fees ranging from $150,000 to $500,000. At December 31, 2012, the deposit at broker, the securities owned, at fair value, and the receivable from broker as reflected in the accompanying statement of financial condition, are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In connection with margin activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 5. RELATED PARTY TRANSACTIONS

Service Agreement

On December 30, 2010, the Company entered into a service agreement with Tradewire Brazil Consultoria e Assessoria Ltda. (the "Affiliate"). The Affiliate is related to the Company by virtue of common ownership. The Affiliate agreed to pay the costs of certain information technology, professional and administrative personnel, services and facilities necessary to conduct the Company's broker-dealer operations. The Company reimburses the Affiliate for expenses incurred on behalf of the Company as management fees.

NOTE 5. RELATED PARTY TRANSACTIONS (Continued)

Subordinated Loan

On July 28. 2011, the Company executed a subordinated loan agreement with Intrinsiq Investments Ltd. ("Intrinsic"). Intrinsic is related to the Company by virtue of common ownership. The original maturity date was July 28, 2012, but is subject to automatic six month extensions, with the $1,200,000 principal balloon payment plus accrued interest due at the extended maturity date of July 28, 2013. The stated interest rate is 6% per annum with interest due on the first of each succeeding six months from July 28, 2011 through maturity date. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to the claims of general creditors.

NOTE 6. INCOME TAXES

At December 31, 2012, the Company has a net deferred tax asset of approximately $354,000 relating to its net operating loss carryforward and timing differences relating to the allowance for doubtful accounts and depreciation. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2012, the Company has a net operating loss carryforward of approximately $871,000. The net operating loss carryforward, if not used, begins expiring in 2027.

NOTE 7. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company's benefit plan expense is recognized in the year incurred.

NOTE 8. CONTINGENCIES

During 2012, the Company entered into a Letter of Acceptance, Waiver and Consent ("AWC") with FINRA related to a 2009 FINRA examination. Also during 2012, the Company entered into an AWC with FINRA related to five other FINRA matters from 2009 and 2010.

Additionally, the Company is currently undergoing a FINRA examination, including the Company's trading in collateralized mortgage obligations between 2010 and 2012. Management is the process of addressing the FINRA requests and the examination is ongoing and the ultimate outcome of these matters and their effect upon the Company's financial condition and results of operations cannot presently be determined. The accompanying financial statements do not give effect to any adjustments which may be necessary as a result of the ultimate outcome of these matters.

SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION

CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com